UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 27, 2018

PINNACLE FOODS INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-35844	35-2215019
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Jefferson Road, Parsippany, New Jersey 07054
(Address of principal executive offices) (Zip Code)

(973) 541-6620
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On June 26, 2018, Pinnacle Foods Inc., a Delaware Corporation (the “Company” or “Pinnacle Foods”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Conagra Brands, Inc., a Delaware corporation (“Conagra”), and Patriot Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Conagra (“Merger Sub”).  The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Conagra.

Since the June 27, 2018 announcement of the Merger Agreement, three putative class action complaints have been filed in the United States District Court for the District of New Jersey against the Company and its directors.  The three complaints are captioned as follows: Alexander Rasmussen v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12501 (filed August 7, 2018), Robert H. Paquette v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12578 (filed August 9, 2018), and Wesley Lindquist v. Pinnacle Foods Inc. et al., Case No. 2:18-cv-12610 (filed August 9, 2018) (collectively, the “Federal Merger Litigation”).  The plaintiffs in the Federal Merger Litigation (the “Federal plaintiffs”), who purport to be stockholders of the Company, generally allege that the Company’s preliminary proxy statement filed with the Securities and Exchange Commission (“SEC”) on July 25, 2018 (the “Preliminary Proxy Statement”) omitted certain material information in connection with the Merger.  The Federal plaintiffs seek various remedies, including, among other things, injunctive relief to prevent the consummation of the Merger unless certain allegedly material information is disclosed, an award of damages and an award of attorneys’ fees and expenses.

Separately, one putative class action complaint has been filed in the Court of Chancery of the State of Delaware against the Company and its directors, Conagra and Merger Sub. The complaint is captioned Jordan Rosenblatt v. Pinnacle Foods Inc. et al., Case No. 2018-0605 (filed August 15, 2018) (the “Delaware Merger Litigation” and, together with the Federal Merger Litigation, the “Merger Litigation”). The plaintiff in the Delaware Merger Litigation (the “Delaware plaintiff”), who purports to be a stockholder of the Company, generally alleges that the directors of the Company breached their fiduciary duty of disclosure by filing the Preliminary Proxy Statement that contained materially incomplete and misleading information. The Delaware plaintiff further alleges that Pinnacle, Conagra and Merger Sub aided and abetted the directors’ alleged breach of fiduciary duty. The Delaware plaintiff seeks various remedies, including, among other things, injunctive relief to prevent the consummation of the Merger, rescission of the Merger or an award of rescissory damages should the Merger be consummated, an award of damages and an award of attorneys’ fees and expenses.

The Company believes that the claims asserted in the Merger Litigation are without merit and no supplemental disclosure is required under applicable law.  However, in order to avoid the risk of the Merger Litigation delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily supplement the definitive proxy statement filed with the SEC on September 17, 2018 (the “Definitive Proxy Statement”) as described in this Current Report on Form 8-K.  Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.  To the contrary, the Company specifically denies all allegations in the Merger Litigation that any additional disclosure was or is required.

These supplemental disclosures will not affect the merger consideration to be paid to stockholders of the Company in connection with the Merger or the timing of the special meeting of the stockholders of the Company scheduled for October 23, 2018, at 9:00 a.m. local time, at Embassy Suites by Hilton Parsippany, 909 Parsippany Blvd, Parsippany-Troy Hills, NJ 07054.  The Company board of directors continues to unanimously recommend that you vote “FOR” the proposal to adopt the Merger Agreement and “FOR” the other proposals being considered at the special meeting.

Supplemental Disclosures to Definitive Proxy Statement in Connection with the Merger Litigation

The following disclosures in this Current Report on Form 8-K supplement the disclosures contained in the Definitive Proxy Statement and should be read in conjunction with the disclosures contained in the Definitive Proxy Statement, which in turn should be read in its entirety.  To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Definitive Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement the information in the Definitive Proxy Statement.  All page references are to the Definitive Proxy Statement and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement.

The disclosure in the section entitled “The Merger Agreement Proposal” under the heading “Background of the Merger”, beginning on page 61 of the Definitive Proxy Statement, is hereby amended by:

Amending and restating the first full paragraph on page 63 under the heading “Background of the Merger” as follows (with new text in underline):

On March 23, 2017, Pinnacle held a special meeting of the Transaction Committee of the Pinnacle board (which was formed for convenience during the Pinnacle board meeting on December 6, 2016 to facilitate the Pinnacle board’s review of prospective merger and acquisition transactions, and was comprised of Mr. Deromedi, Mr. Clouse, Director Jane Nielsen and Director Raymond Silcock, the “Transaction Committee”), with members of Pinnacle’s management, other directors on the Pinnacle board (which, together with the directors on the Transaction Committee, meant that a majority of the directors of the Pinnacle board were present at the meeting), representatives of its then-current financial advisor which had been engaged for the purpose of advising on potential unsolicited offers and representatives of Cravath, Swaine & Moore LLP (“Cravath”), Pinnacle’s legal advisor, participating. Representatives of Pinnacle’s financial advisor and members of Pinnacle’s management discussed with the Transaction Committee Pinnacle’s financial performance and management’s forecast. The Transaction Committee, with the assistance of representatives of Pinnacle’s financial advisor, members of Pinnacle’s management and the other directors of the Pinnacle board present at the meeting, also discussed and evaluated Conagra’s unsolicited proposal. After discussion, the Transaction Committee (including the other directors of the Pinnacle board present at the meeting) concluded that it would not be in the best interests of Pinnacle to pursue the proposal due to the fact that, among other things, the Transaction Committee believed that the proposal offered by Conagra significantly undervalued Pinnacle and that Pinnacle’s current stand-alone strategy (as well as incremental opportunities arising from potential acquisitions) would provide better growth opportunities for Pinnacle. The Transaction Committee (including the other directors of the Pinnacle board present at the meeting) approved sending a response letter, the draft of which was reviewed and discussed. Pinnacle’s management also discussed possible acquisitions, including a possible transaction with Company A to acquire a portfolio of significant assets from Company A, and a possible acquisition of a food manufacturer (“Company B”).

Amending and restating the second full paragraph on page 64 under the heading “Background of the Merger” as follows (with new text in underline):

On November 21, 2017, Pinnacle held a special meeting of the Transaction Committee, with representatives of Morgan Stanley participating. Representatives of Pinnacle’s management, with the assistance of representatives of Morgan Stanley, discussed the re-engagement with Company A, including the draft term sheet which had been discussed by both companies’ legal and financial advisors and the potential risks or benefits of pursuing a transaction with Company A. After discussion, the Transaction Committee determined it was in the best interests of Pinnacle to continue to pursue such a transaction with Company A. The Transaction Committee did not meet again after the November 21, 2017 meeting. The Transaction Committee did not play any role in any consideration of strategic options by the Pinnacle board after such meeting, as the Pinnacle board decided that any subsequent consideration of strategic options would be considered by the full Pinnacle board.

The disclosure in the section entitled “The Merger Agreement Proposal” under the heading “Opinion of Pinnacle’s Financial Advisor—Evercore Group L.L.C.”, beginning on page 77 of the Definitive Proxy Statement, is hereby amended by:

Replacing the fourth full paragraph on page 81 under the heading “Selected Public Company Trading Analysis” with the following:

Based on the multiples it derived for the selected companies and the additional selected companies and its professional judgment and experience, Evercore also applied a price/EPS multiple reference range of 16.0x to 20.0x to Pinnacle management’s estimate of 2018 EPS for Pinnacle and a price/EPS multiple reference range of 14.0x to 18.0x to Pinnacle management’s estimate of 2019 EPS for Pinnacle and derived implied per share equity value reference ranges for Pinnacle by adding to the results approximately $0.24 per share, reflecting an implied value per share of the benefits of Pinnacle’s tax net operating losses as of April 1, 2018 derived by Evercore using a discounted cash flow methodology (taking into account the amount of such tax net operating losses and applicable use limitations as provided by Pinnacle management) applying a discount rate of 7.25%, reflecting the midpoint of Pinnacle’s weighted average cost of capital estimated by Evercore by application of the capital asset pricing model and its professional judgment and experience.

Amending and restating the second full paragraph on page 83 under the heading “Discounted Cash Flow Analysis” as follows (with new text in underline):

For purposes of this analysis, Evercore calculated ranges of terminal values for Pinnacle as of December 31, 2022 by applying an assumed perpetuity growth rate range of 2.0% to 2.5% to the estimates of terminal year unlevered free cash flow (which implied terminal year EBITDA multiples ranging from 12.4x to 15.1x based on 2018 Management Case and from 12.4x to 15.2x based on Street Case). This perpetuity growth rate range was estimated by Evercore based on its professional judgment and experience taking into account the projected financial data reflected in the 2018 Management Case and the Street Case.

Amending and restating the third paragraph beginning on page 83 under the heading “Discounted Cash Flow Analysis” as follows (with new text in underline):

Evercore discounted Pinnacle’s projected, unlevered free cash flows over the period from July 1, 2018 through 2022 as reflected in 2018 Management Case and in the Street Case and the ranges of terminal values for Pinnacle it calculated based on the 2018 Management Case and the Street Case, in each case, to a present value as of June 30, 2018 using discount rates ranging from 7.0% to 7.5% and mid-year discounting convention, to derive ranges of implied enterprise values for Pinnacle. The discount rates were based on Evercore’s estimated range of Pinnacle’s weighted average cost of capital (derived by application of the capital asset pricing model and Evercore’s professional judgment and experience). Evercore then added to the ranges an implied value as of June 30, 2018, of Pinnacle’s tax net operating losses for the period from January 1, 2023 through December 31, 2027 that it derived taking into account the amount of such tax net operating losses and applicable use limitations as provided by Pinnacle management applying a discount rate of 7.25%, deducted Pinnacle management’s estimate of Pinnacle’s net debt (calculated as total debt plus noncontrolling interest less cash and cash equivalents) as of June 3, 2018 and divided the results by the fully diluted outstanding shares of common stock of Pinnacle calculated based on information provided to Evercore by Pinnacle management to derive the following implied equity values per share reference ranges for the shares of Pinnacle common stock:

Projections	Implied Per Share Equity Value Reference Ranges
2018 Management Case	$61.80 - $78.78
Street Case	$56.93 - $72.82

Amending and restating the paragraph beginning on page 84 under the heading “Illustrative Present Value of Future Share Price Analysis” as follows (with new text in underline):

Evercore performed a present value of illustrative future share price analysis of Pinnacle based on the 2018 Management Case. Evercore derived a range of potential illustrative future prices per share for Pinnacle as of the end of Pinnacle’s 2021 fiscal year by applying a range of price/EPS multiples of 15.0x to 19.0x to EPS estimates for Pinnacle for its fiscal year 2021 derived from the 2018 Management Case assuming at the direction of Pinnacle management that Pinnacle would maintain an indebtedness/LTM EBITDA ratio of 4.0x at the end of each fiscal year and the incremental debt incurred to maintain this ratio would be used to repurchase outstanding shares of Pinnacle common stock. This range of potential illustrative future stock prices and the dividends estimated to be paid during the period from July 1, 2018 through the end of fiscal year 2021 were discounted to present value as of June 30, 2018 using discount rates of 8.0% to 9.0% and mid-year discounting convention, reflecting Evercore’s estimated range of Pinnacle’s cost of equity (derived by application of the capital asset pricing model and Evercore’s professional judgment and experience) to derive a range of illustrative present values per share for the shares of Pinnacle common stock of $57.00 to $69.99.

Replacing the paragraph on page 85 under the heading “Equity Research Analyst Price Targets” with the following:

Evercore reviewed selected public market trading price targets for the shares of Pinnacle common stock prepared and published by equity research analysts that were publicly available as of June 25, 2018, the last full trading day prior to the delivery by Evercore of its opinion to the Pinnacle board. These price targets reflect each analyst’s estimate of the future public market trading price of the shares of Pinnacle common stock at the time the price target was published. At June 25, 2018, the range of selected equity analyst price targets for the shares of Pinnacle common stock was $57.00 to $72.00 per share of Pinnacle common stock, with a median price target of $66.00. The price targets published by the various equity research analysts as of June 25, 2018 and the respective dates upon which such targets were published, were as follows:

Analyst	Price Target	Date Published
A	$72.00	May 8, 2018
B	$71.00	June 12, 2018
C	$71.00	May 3, 2018
D	$70.00	May 3, 2018
E	$70.00	May 22, 2018
F	$69.00	June 11, 2018
G	$68.00	June 21, 2018
H	$66.00	May 31, 2018
I	$66.00	May 4, 2018
J	$65.00	June 13, 2018
K	$64.00	May 29, 2018
L	$64.00	June 6, 2018
M	$64.00	June 21, 2018
N	$63.00	June 13, 2018
O	$63.00	May 16, 2018
P	$62.00	May 4, 2018
Q	$57.00	May 16, 2018

The public market trading price targets published by equity research analysts did not necessarily reflect current market trading prices for the shares of Pinnacle common stock and these estimates were subject to uncertainties, including the future financial performance of Pinnacle and future financial market conditions.

The disclosure in the section entitled “The Merger Agreement Proposal” under the heading “Opinion of Pinnacle’s Financial Advisors—Credit Suisse”, beginning on page 86 of the Definitive Proxy Statement, is hereby amended by:

Amending and restating the paragraph on page 91 under the heading “Discounted Cash Flow Analysis” as follows (with new text in underline):

Credit Suisse performed a discounted cash flow analysis of Pinnacle based on information provided by Pinnacle including the 2018 Management Case and Pinnacle management estimates of certain tax savings expected to be achieved as a result of the utilization of Pinnacle’s net operating loss carryforwards. For purposes of this analysis stock-based compensation was treated as a cash expense per Pinnacle management. Credit Suisse calculated an implied terminal value range by applying a range of terminal value multiples of 12.00x to 13.00x to Pinnacle’s fiscal year 2022 estimated EBITDA. Credit Suisse selected the range of terminal value EBITDA multiples based on its experience and professional judgment. Credit Suisse applied discount rates ranging from 6.00% to 7.00% to Pinnacle’s unlevered free cash flows for the nine months ended December 31, 2018 and the four fiscal years ended December 31, 2022 (inclusive of Pinnacle management’s estimates of expected tax savings from the utilization of Pinnacle’s net operating losses) and the implied terminal values calculated as described above. Credit Suisse selected the range of discount rates based on its experience and professional judgment. The discounted cash flow analysis indicated an implied reference range per share of Pinnacle common stock of $61.58 to $70.65, as compared to the implied value of the merger consideration of $68.40 per share of Pinnacle common stock.

The disclosure in the section entitled “The Merger Agreement Proposal” under the heading “Certain Pinnacle Unaudited Management Financial Forecasts”, beginning on page 93 of the Definitive Proxy Statement, is hereby amended by:

Replacing the second full paragraph and the table following such paragraph on page 95 under the heading “Certain Pinnacle Unaudited Management Financial Forecasts” with the following:

The following table sets forth a summary of the 2018 Management Case:

Fiscal Year ending December 31,
	2018E	2019E	2020E	2021E	2022E
(Dollars in millions, except per share data)
Net Sales	$3,174	$3,259	$3,340	$3,459	$3,607
Net Earnings	$348	$388	$425	$463	$504
EBITDA(1)	692	738	797	852	918
EBIT(2)	583	624	678	727	786
Unlevered cash taxes(3)	111	118	151	167	186
Depreciation and amortization	110	114	119	125	132
Capital expenditures	159	178	126	130	126
Change in net working capital(4)	13	31	16	12	8
Unlevered free cash flow(5)	$436	$474	$536	$567	$613
Net Earnings Per Share	$2.90	$3.20	$3.46	$3.81	$4.19

(1)
Pinnacle’s EBITDA represents net income before deducting interest expense, taxes, depreciation and amortization, further adjusted to exclude certain non-cash items, non-recurring items and certain other adjustment items, treating equity-based compensation as an expense. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(2)
Pinnacle’s EBIT represents net income before deducting for net interest expense and income tax expense. EBIT is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

(3)
Unlevered cash taxes represents (i) EBITDA less estimated tax depreciation and amortization (i.e. the amount of estimated depreciation and amortization for tax purposes), multiplied by (ii) Pinnacle’s estimated effective tax rate.  Pinnacle’s estimated effective tax rates range from approximately 23-25% for the projected fiscal years above and reflect the impact of tax savings expected to be achieved as a result of the utilization of Pinnacle’s net operating loss carryforwards.  Unlevered cash taxes is a non-GAAP financial measure.

(4)
Net working capital represents current assets less current liabilities, excluding cash, the current portion of long term debt, short term borrowings and dividends payable.  Change in net working capital represents the increase (or decrease) in net working capital for the fiscal year over the immediately preceding fiscal year.

(5)
Pinnacle’s unlevered free cash flow is calculated as Pinnacle’s EBIT, less cash taxes, plus depreciation and amortization, and less capital expenditures and net change in net working capital. Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or operating income as a measure of operating performance or cash flows or as a measure of liquidity.

Cautionary Statement Regarding Forward Looking Statements

This document may contain statements that predict or forecast future events or results, depend on future events for their accuracy or otherwise contain “forward-looking information.” Among other things, these forward-looking statements may include statements regarding the proposed combination of Pinnacle Foods and Conagra; our beliefs relating to value creation as a result of a potential combination with Conagra; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Pinnacle Foods’ and Conagra’s future beliefs, expectations, plans, intentions, financial condition or performance.  The words “estimates,” “expects,” “contemplates,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements.  These statements are made based on management’s current expectations and beliefs concerning future events and various assumptions and are not guarantees of future performance.  Actual results may differ materially as a result of various factors, some of which are beyond our control, including but not limited to: general economic and business conditions, deterioration of the credit and capital markets, industry trends, our leverage and changes in our leverage, interest rate changes, changes in our ownership structure, competition, the loss of any of our major customers or suppliers, changes in demand for our products, changes in distribution channels or competitive conditions in the markets where we operate, costs of integrating acquisitions, loss of our intellectual property rights, fluctuations in price and supply of raw materials, seasonality, our reliance on co-packers to meet our manufacturing needs, availability of qualified personnel, changes in the cost of compliance with laws and regulations, including environmental laws and regulations, the timing and likelihood of completion of the Merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the possibility that Pinnacle Foods’ stockholders may not approve the Merger, the possibility that the expected synergies and value creation from the Merger will not be realized or will not be realized within the expected time period, the risk that the businesses of Pinnacle Foods and Conagra will not be integrated successfully, disruption from the Merger making it more difficult to maintain business and operational relationships, the risk that unexpected costs will be incurred, the possibility that the Merger does not close, including due to the failure to satisfy the closing conditions and the other risks and uncertainties detailed in our filings, including our Form 10-K, with the SEC as well as Conagra’s filings, including its Form 10-K, with the SEC.  There may be other factors that may cause our actual results to differ materially from the forward-looking statements.  We assume no obligation to update the information contained in this document except as required by applicable law.

No Offer or Solicitation

This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction involving Conagra and Pinnacle Foods will be submitted to Pinnacle Foods’ stockholders for their consideration.  In connection with the proposed transaction, Conagra has filed with the SEC a registration statement on Form S-4 on July 25, 2018, as amended on August 31, 2018 and September 13, 2018 (the “Amended Registration Statement”) (which Amended Registration Statement was declared effective on September 17, 2018), which includes a final prospectus with respect to shares of Conagra common stock to be issued in the proposed transaction, and Pinnacle Foods has filed the Definitive Proxy Statement with the SEC on September 17, 2018 and mailed it to its stockholders beginning on September 18, 2018. Both Pinnacle Foods and Conagra may file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Conagra or Pinnacle Foods may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE AMENDED REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The Amended Registration Statement and the Definitive Proxy Statement and other relevant materials and any other documents filed or furnished by Conagra or Pinnacle Foods with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the Amended Registration Statement and the Definitive Proxy Statement from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.

Participants in Solicitation

Conagra, Pinnacle Foods, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Conagra’s directors and executive officers is set forth in its definitive proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on August 9, 2018, and information about Pinnacle Foods’ directors and executive officers is set forth in its definitive proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 20, 2018.  These documents are available free of charge from the sources indicated above, and from Conagra by going to its investor relations page on its corporate web site at www.conagrabrands.com and from Pinnacle Foods by going to its investor relations page on its corporate web site at www.pinnaclefoods.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the Amended Registration Statement, the Definitive Proxy Statement and other relevant materials Conagra and Pinnacle Foods file with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
	Name:	Craig Steeneck
	Title:	Executive Vice President and Chief Financial Officer

Date: September 27, 2018